UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2023

Commission File Number: 001-39543

VIA optronics AG

(Translation of registrant’s name into English)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

As previously announced, on March 28, 2023, VIA optronics AG will hold a conference call to report its preliminary unaudited financial results for the quarter ended December 31, 2022, and full year 2022. A copy of the related press release is furnished as Exhibit 99.1 hereto.

EXHIBITS

Exhibit No.	Description
99.1	Press Release: VIA optronics Reports Preliminary Unaudited Fourth Quarter and Full Year 2022 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: March 28, 2023	By:	/s/ Jürgen Eichner
	Name:	Jürgen Eichner
	Title:	Chief Executive Officer